January 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jeffrey Riedler

Re:	Albany Molecular Research, Inc.
Registration Statement on Form S-3
Filed December 22, 2011
Amendment No.1 Filed: January 6, 2012
File No. 333-178718

Ladies and Gentlemen:

           In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Albany Molecular Research, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it may be declared effective at 4:00 p.m. (Eastern Time), Thursday, January 12, 2012, or as soon as practicable thereafter.  The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this request, please contact John M. Mutkoski, Esq. of Goodwin Procter LLP at (617) 570-1073.

Sincerely,

ALBANY MOLECULAR RESEARCH, INC.

By:	/s/ Lori M. Henderson
Name:	Lori M. Henderson
Title:	Vice President, General Counsel and Secretary

cc:           John M. Mutkoski, Esq. (Goodwin Procter)
Thomas E. D’Ambra, Ph.D., President and Chief Executive Officer